Exhibit 12.3
PINNACLE WEST CAPITAL CORPORATION
COMPUTATION OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Nine Months
	Ended
	September 30,	Twelve Months Ended December 31,
	2010	2009	2008	2007	2006	2005
Earnings:
Income from continuing operations attributable to common shareholders	$323,361	$233,349	$260,840	$283,370	$265,320	$189,315
Income taxes	168,143	136,506	95,544	142,330	123,915	109,270
Fixed charges	185,236	241,568	224,453	213,531	203,899	201,276

Total earnings	$676,740	$611,423	$580,837	$639,231	$593,134	$499,861

Fixed Charges:
Interest expense	$181,937	$237,527	$219,916	$209,354	$200,411	$198,367
Estimated interest portion of annual rents	3,299	4,041	4,537	4,177	3,488	2,909

Total fixed charges	$185,236	$241,568	$224,453	$213,531	$203,899	$201,276

Preferred Stock Dividend Requirements:
Income before income taxes attributable to common shareholders	$491,504	$369,855	$356,384	$425,700	$389,235	$298,585
Net income from continuing operations attributable to common shareholders	323,361	233,349	260,840	283,370	265,320	189,315

Ratio of income before income taxes to net income	1.52	1.58	1.37	1.50	1.47	1.58
Preferred stock dividends	—	—	—	—	—	—

Preferred stock dividend requirements — ratio (above) times preferred stock dividends	$—	$—	$—	$—	$—	$—

Fixed Charges and Preferred Stock Dividend Requirements:
Fixed charges	$185,236	$241,568	$224,453	$213,531	$203,899	$201,276
Preferred stock dividend requirements	—	—	—	—	—	—

Total	$185,236	$241,568	$224,453	$213,531	$203,899	$201,276

Ratio of Earnings to Fixed Charges (rounded down)	3.65	2.53	2.58	2.99	2.90	2.48